Exhibit 99.2

REPORT OF INDEPENDENT AUDITORS

To the Board of Management and Shareholder of MobiFon Holdings B.V.

We have audited the accompanying consolidated balance sheets of MobiFon Holdings B.V., as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, cash flows and shareholder's deficiency for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of MobiFon Holdings B.V.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MobiFon Holdings B.V., at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets and in 2001 the Company changed its method of accounting for derivative financial instruments.

/s/ ERNST & YOUNG LLP
Montréal, Canada
February 24, 2004

MOBIFON HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS

	As at December 31,
	2003	2002
	[In thousands of U.S. dollars]
ASSETS [Note 7]
Current assets
Cash and cash equivalents	$109,989	$39,539
Short-term investments - restricted [Note 7]	28,125	—
Trade debtors, net of allowance for doubtful accounts of $5,829 and
$5,674 as at December 31, 2003 and 2002 respectively	52,958	38,173
Inventories	6,836	4,787
Prepaid expenses	6,945	10,214
Deferred income tax asset [Note 10]	1,003	1,932
Advance to parent company [Note 13]	5,196	—
Other current assets	314	1,033
Total current assets	211,366	95,678
Property, plant and equipment [Note 5]	450,629	446,624
License [Note 5]	53,311	61,594
Goodwill [Note 4]	43,142	47,523
Deferred financing and other costs	17,775	9,079
Total assets	$776,223	$660,498
LIABILITIES AND SHAREHOLDER'S DEFICIENCY
Current liabilities
Accounts payable — trade	23,334	20,793
Accounts payable — TIW Group [Note 13]	200	119
Income and value added taxes payable	14,965	10,457
Accrued liabilities	22,889	13,098
Accrued interest payable	18,489	3,913
Loan from parent company [Notes 1 and 13]	—	255,818
Deferred revenues	13,838	10,280
Current portion of long-term debt [Note 7]	42,700	—
Distribution payable to minority interests [Note 4]	—	13,400
Total current liabilities	136,415	327,878
Deferred income tax liability [Note 10]	8,691	5,211
Long-term debt [Note 7]	490,057	267,700
Derivative financial instrument position [Note15]	2,609	3,688
Subordinated loan from parent company [Notes 1 and 13]	449,105	412,282
Minority interests	107,534	89,612
Total liabilities	1,194,411	1,106,371

Shareholder's Deficiency [Note 1]
Share capital [Note 8]
18,000 common shares	16	16
Retained earnings	64,807	37,766
Excess of nominal value of loan from parent company over
invested capital [Note 1]	(481,929)	(481,929)
Accumulated other comprehensive loss
Accumulated changes in fair value of interest rate swaps [Note 15]	(1,082)	(1,726)
Total shareholder's deficiency	(418,188)	(445,873)
	$776,223	$660,498
Commitments and contingencies [Notes 4 and 14]
Subsequent events [Note 16]
Related party transactions [Note13]
See accompanying Notes

On behalf of the board of management:
	Alexander Tolstoy	James J. Jackson
	Managing Director	Managing Director

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2003	2002	2001
	[In thousands of U.S. dollars]
Revenues
Services	$529,519	$425,567	$359,868
Equipment	28,531	21,215	12,475
	558,050	446,782	372,343
Costs
Cost of services	104,714	81,462	69,835
Cost of equipment	53,301	39,160	27,236
Selling, general and administrative expenses [Notes 9 and 13]	118,905	94,613	88,831
Depreciation and amortization [Note 9]	110,458	86,920	77,799
Operating income	170,672	144,627	108,642
Interest expense — Third party [Note 9]	(38,772)	(25,912)	(35,238)
Interest expense — Related party [Note 13]	(53,801)	(35,194)	—
Interest and other income	1,452	1,464	1,869
Income tax benefits sold to the parent company [Note 13]	16,987	—	—
Foreign exchange gain (loss)	2,747	(2,008)	(3,843)
Loss related to extinguishment of debt [Note 3]	—	(10,100)	—
Gain on disposal of investment [Note 3]	19,821	—	—
Income before income taxes and minority interests	119,106	72,877	71,430
Income taxes [Note 10]	49,910	32,272	—
Income before minority interests	69,196	40,605	71,430
Minority interests	(42,155)	(28,131)	(27,355)
Net income	27,041	12,474	44,075
Cumulative effect of change in accounting principle for
derivatives and hedging activities, net of minority
interests of $757 [Note 15]	—	—	(1,318)
Change in fair value of interest rate swaps, net of tax of
$189 [$922 - 2002] and of minority interests of $246
[2002 - $23; 2001 — $260] [Note 15]	644	45	(453)
Comprehensive income	$27,685	$12,519	$42,304

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2003	2002	2001
	[In thousands of U.S. dollars]
OPERATING ACTIVITIES
Net income	$27,041	$12,474	$44,075
Adjustments to reconcile net income to cash provided
by operating activities
Depreciation and amortization	110,458	86,920	77,799
Accreted interest on long-term debt	—	1,984	2,394
Accreted interest on loan from parent company	53,801	35,194	—
Income tax benefits sold to the parent company [Note 13]	(16,987)	—	—
Minority interests	42,155	28,131	27,355
Gain on disposal of investment [Note 4]	(19,821)	—	—
Amortization/write-off of deferred financing costs	1,135	7,441	3,452
Deferred income taxes	4,140	4,201	—
Other non-cash items	803	1,249	—
Changes in operating assets and liabilities [Note 11]	17,033	(21,506)	22,402
Cash provided by operating activities	219,758	156,088	177,477

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(107,707)	(100,337)	(125,541)
Proceeds from the sale of subsidiary shares [Note 4]	41,500	—	—
Increase of ownership in subsidiaries [Note 4]	—	—	(23,239)
Cash used in investing activities	(66,207)	(100,337)	(148,780)

FINANCING ACTIVITIES
Repayment of loan from the parent company [Note 13]	(255,818)	(42,084)	—
Net contributions in invested capital [Note 4]	—	—	15,106
Subsidiary distributions paid to minority interests [Note 4]	(54,105)	(10,798)	—
Proceeds from issue of long-term debt [Note 7]	264,794	255,000	—
Repayment of long-term debt	—	(250,498)	(25,705)
Deferred financing costs [Note 7]	(9,847)	(8,646)	—
Additions to short-term investments - restricted [Note 7]	(28,125)	—	—
Cash used in financing activities	(83,101)	(57,026)	(10,599)
Net change in cash and cash equivalents	70,450	(1,275)	18,098
Cash and cash equivalents, beginning of period	39,539	40,814	22,716
Cash and cash equivalents, end of period	$109,989	$39,539	$40,814

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIENCY) [NOTE 1]

			Excess of Nominal
			Value of Loan from		Accumulated	Total
			parent company	Retained	Other	Shareholder's
	Invested	Share	over Invested	Earnings	Comprehensive	Equity
	Capital	Capital	Capital	(Deficit)	Income (Loss)	(Deficiency)
			[In thousands of U.S. dollars]

Balance as at December 31, 2000	160,679	—	—	(18,783)	—	141,896
Net contributions, including
non-cash items [Note 4]	32,407	—	—	—	—	32,407
Comprehensive income	—	—	—	44,075	(1,771)	42,304
Balance as at December 31, 2001	193,086	—	—	25,292	(1,771)	216,607
Issuance of common shares	—	16	—	—	—	16
Combination under common control	(193,086)	—	(481,929)	—	—	(675,015)
Comprehensive income	—	—	—	12,474	45	12,519
Balance as at December 31, 2002	$ —	$ 16	$ (481,929)	$ 37,766	$ (1,726)	$ (445,873)

Comprehensive income	—	—	—	27,041	644	27,685
Balance as at December 31, 2003	$ —	$ 16	$(481,929)	$ 64,807	$ (1,082)	$(418,188)

		See accompanying Notes

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. Description of Business and Basis of Presentation

Description of Business

MobiFon Holdings B.V. ["the Company"], develops and operates a wireless telecommunications network in Romania through its operating subsidiary MobiFon S.A. ["MobiFon"] which was established November 26, 1996. The Company is a wholly owned subsidiary of ClearWave N.V. As at December 31, 2003, Telesystem International Wireless Inc. ["TIW"], together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. ["TIWC"], had an 86.8% equity interest and a 95.3% voting interest in ClearWave N.V. As at December 31, 2003 the Company owned 57.7% of the equity and voting rights of MobiFon [see Note 16].

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents and short-term investments on hand and cash flow from operating activities.

The Company's future performance may be affected by factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

Basis of Presentation

The Company was incorporated on March 15, 2002 under the laws of The Netherlands. On that date, the Company issued 18,000 shares of its common stock to ClearWave N.V., its parent company, for a consideration of € 18,000. Pursuant to a Share Sale-Purchase Agreement dated March 28, 2002 with ClearWave N.V., the Company incurred a $675 million demand loan payable in exchange for ClearWave N.V.'s then 63.5% equity interest in MobiFon. This related party transaction has been recorded at the carrying value of ClearWave N.V. This combination of entities under common control is accounted for in a manner similar to a pooling-of-interests. Accordingly, these consolidated financial statements reflect the results of operations and changes in cash flows as if the Company had always carried on the business in Romania. All contributions made from inception to MobiFon's capital stock including costs and expenses incurred in connection with the Company's initial investment in MobiFon and acquisitions/dispositions of MobiFon's equity interest from/to third parties up to March 28, 2002, were accounted for as invested capital within shareholder's equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of shareholder's equity. The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed in the Company as a stand-alone entity because the Company's access to capital and cost of capital as a stand-alone entity would have been different than that of TIW and TIWC for periods prior to September 1999, the date of incorporation of ClearWave N.V., and to that of ClearWave N.V., for subsequent periods. In connection with the initial subscription of MobiFon, TIWC has made advances to certain minority shareholders which have since been repaid and which are not reflected in these financial statements. The commitment of TIW and ClearWave N.V., relating to put options granted to certain minority interests in MobiFon has not been transferred to the Company.

The consolidated financial statements for the period from inception to March 28, 2002 do not include an allocation of TIW and ClearWave N.V.'s central management costs other than those directly incurred in connection with its initial investment in MobiFon and those that have been charged to MobiFon based on the level of services rendered [see Note 13]. The Company believes that such basis of allocation is reasonable and that the allocated amount, together with costs incurred directly by the Company's operations, is representative of the costs that would have been incurred by the Company's operation on a stand-alone basis.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ["U.S. GAAP"] and the related rules and regulations adopted by the United States Securities and Exchange Commission.

The summary of significant accounting policies is as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, MobiFon. The effect of the decrease in the Company's equity interest as a result of the shares issued by MobiFon to minority interests is reported as dilution gains or losses in the Company's consolidated statements of income.

Cash Equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Short-term investments

Short-term investments are accounted for at the lower of cost and market value.

Inventories

Inventories consist principally of handsets and accessories held for resale and are stated at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Property, Plant and Equipment and License

Fixed assets and intangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Network equipment and infrastructure	5 to 10 years
Buildings	20 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
License	15 years
Leasehold improvements	terms of the leases

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized [see Note 3].

Financing Costs

Share issue costs are recorded as a reduction of the related share capital. Debt issue costs are deferred and are amortized over the term of the debt to which they relate using the effective interest rate method.

Income Taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized. The Company does not calculate deferred taxes for differences that result from functional currency remeasurement.

Foreign Currency Translation

Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income.

Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the Company considers this revenue arrangement a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber and is recorded when services are provided. Commissions to dealers are classified within selling, general and administrative expenses.

Subscriber Acquisition Costs

The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized in earnings upon the sale of the handsets and is recorded in cost of equipment.

Advertising Costs

Advertising costs are expensed as incurred.

Derivative Financial Instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interests, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2003, 2002 and 2001 are designated as cash flow hedges.

3. Change in Accounting Policies

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	2003	2002	2001
Reported net income	$ 27,041	$ 12,474	$ 44,075
Amortization of goodwill	—	—	2,327
Adjusted net income	$ 27,041	$ 12,474	$ 46,402

Effective January 1, 2001, the Company adopted SFAS 133, as amended by SFAS 137 and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. Under the new rules, all derivative financial instruments are presented at their fair value, including those identified as hedges for accounting purposes. The change in the fair value of such derivatives is presented net of tax and minority interests, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The implementation of these new rules has no impact on the determination of net income.

4. Investments and Divestitures

On February 15, 2001, the Company acquired 5.7% of MobiFon's outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through an issue of units by TIW and $5.0 million through a forgiveness of debt by TIWC. These transactions, which increased the Company's equity interest to 63.5%, were accounted for using the purchase method and goodwill amounting to $31 million was recorded.

During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to minority interests. In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During 2003, the remaining shareholders tendered their shares; and $13.4 million classified within current liabilities as at December 31, 2002, relating to such tender was distributed.

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of

$42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, minority interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. [See Note 16].

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the shareholders of MobiFon approved distributions of Lei 1,188 trillion ($35.7 million); this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, holders of 15.5% of the shares of MobiFon may require ClearWave or TIWC, at TIWC's option, to make an offer to acquire such minority shareholder's unencumbered shares of MobiFon. One of such shareholders has a common significant shareholder with TIW and TIW Czech N.V. The purchase price of such shares will be their fair market value as determined by an independent evaluator and shall be payable in cash or, at TIW's option, shares of TIW. TIWC and ClearWave's obligations in this respect have not been and are not expected to be assigned to the Company. However, if these options are exercised and as a result, ClearWave or TIWC acquires additional shares in MobiFon, ClearWave and TIWC have an obligation under an equity agreement dated June 27, 2003 to transfer to the Company these acquired shares of MobiFon. Additional indebtedness may be incurred as a result of such transference.

5. Property, Plant and Equipment and License

		Accumulated
		depreciation and	Net
	Cost	amortization	book value
As at December 31, 2003
Property, plant and equipment
Network equipment and infrastructure	644,632	270,240	374,392
Buildings and leasehold improvements	22,376	7,776	14,600
Computer equipment and software	116,198	71,969	44,229
Other equipment	24,555	15,669	8,886
Construction in progress	8,522	—	8,522
	816,283	365,654	450,629
License	$ 100,478	$ 47,167	$ 53,311

		Accumulated
		depreciation and	Net book
	Cost	amortization	value
As at December 31, 2002
Property, plant and equipment
Network equipment and infrastructure	568,429	204,467	363,962
Buildings and leasehold improvements	21,837	6,475	15,362
Computer equipment and software	100,670	58,744	41,926
Other equipment	22,974	12,991	9,983
Construction in progress	15,391	—	15,391
	729,301	282,677	446,624
License	$ 102,005	$ 40,411	$ 61,594

The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of the assets. As a result, effective October 1, 2002, the Company changed the estimated useful lives of certain of these assets reported with network equipment and with computer equipment and software, and continued to periodically reassess the carrying value of such assets. This has resulted in an increase in depreciation expense in 2003 of approximately $13.3 million (2002: $3 million).

Included within buildings and leasehold improvements are assets with a carrying value of $10.5 million (2002: $11.2 million) subject to a sale and lease-back contract which, for accounting purposes, has been treated as a financing (see Notes 7 and 16).

6. Operating Credit Facility

As at December 31, 2003, the Company has available uncommitted operating credit facilities totaling $20 million ($20 million at December 31, 2002). The facilities consist of a $9.0 million overdraft facility which permits up to $10.0 million in issuance of letters of guarantee to third parties through ABN AMRO Bank (Romania) and a second $10 million facility through Citibank (Romania). The $9.0 million overdraft facility can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. The second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

As of December 31, 2003 the Company has issued bank guarantees in the aggregate value of $3.0 million under these facilities.

There were no borrowings outstanding under these facilities as of December 31, 2003 and December 31, 2002.

7. Long-Term Debt

	2003	2002
MobiFon Holdings
12.5% Senior Notes, net of unamortized discount of $4,943 as
at December 31, 2003	220,057	—

MobiFon
Syndicated senior credit facilities	300,000	255,000
Sale and lease back financing, 32% [Note 16]	12,700	12,700
	312,700	267,700

	532,757	267,700
Less: current portion	(42,700)	—
	$ 490,057	$ 267,700

Senior Notes Issued by MobiFon Holdings

On June 27, 2003, the Company closed a $225 million issue of 12.5% Senior Notes [''Notes''] by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to the Company from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as short-term restricted investments on the balance sheet, and the remainder was distributed to ClearWave as a loan repayment. The short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2003, the interest rates on the short-term investments is 1.1%.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the Company's future subordinated indebtedness and pari passu in right of payment with all of the Company's existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, the Company has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which among other things, limit the ability of the Company and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. As at December 31, 2003, these covenants result in substantially all of the net assets of the Company being restricted from distribution to its shareholders.

In addition, the Company will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

Concurrent with issuance of the notes, the loan payable to the parent company was amended so that it now bears interest at 14%, which will be accreted so long as the notes are outstanding; it now matures in 2030 and is contractually subordinated to the notes. The Company is permitted to prepay the amended subordinated loan payable to parent at its option, but subject to the limitations of the indenture governing the notes. The amended subordinated loan does not contain any cross-default provision to other indebtedness of the Company and will be non-assignable other than to direct or indirect controlling shareholders. The Company will file a consolidated tax return with ClearWave and will charge ClearWave for the tax benefits that they get from the use of the Company's interest expense. The parties agree that the payment of this charge will be applied against the loan principal and interest payable to the parent company.

MobiFon

On August 27, 2002, MobiFon closed a $ 300 million senior loan facility. The facility is fully drawn as at December 31, 2003 and the loans outstanding are repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement all of the shareholders of MobiFon, including the Company, have encumbered their shares by way of pledge in favour of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2003 is 6.6% [6.9% in 2002]. The risk of non-performance by counter-parties to the swap agreements is low, as the agreements have been concluded with large, credit worthy financial institutions.

Minimum annual principal repayments of long-term debt outstanding at December 31, 2003 during the next five years are as follows:

$
2004..	42,700
2005..	45,000
2006..	60,000
2007..	75,000
2008..	90,000

8. Share Capital

Authorized

The Company's authorized capital consists of 90,000, one Euro par value common shares. Each share carries the right to cast one vote.

9. Supplementary Information on Consolidated Statements of Income

	2003	2002	2001
Depreciation and amortization
Property, plant and equipment	$ 103,715	$ 80,565	$ 69,109
License	6,743	6,355	6,363
Goodwill	—	—	2,327
	110,458	86,920	77,799
Interest expenses — Third party
Interest on long-term financing	37,637	23,597	31,780
Interest on short-term financing	—	8	7
Amortization of deferred financing costs	1,135	2,307	3,451
	38,772	25,912	35,238

License amortization for the next five years is expected to be approximately $6.4 million per year. Cost of equipment and cost of services are exclusive of depreciation and amortization, which are shown separately. Advertising costs were $11.5 million, $9.5 million and $10.0 million for 2003, 2002 and 2001, respectively.

Other Information

	2003	2002	2001
	$	$	$
Allowance for doubtful accounts
Balance, beginning of year	5,674	7,301	8,129

Bad debt expenses	7,709	5,478	8,044

Uncollectible accounts written off, net of recoveries	(7,554)	(7,105)	(8,872)
Balance, end of year	5,829	5,674	7,301

10. Income Taxes

The income tax expense in 2003 and 2002 of $49.9 million and $32.3 million, originated entirely in MobiFon, is comprised of $45.8 million and $28.1 million of current income tax and $4.1 million and $4.2 million of deferred income tax. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except as to those which relate to MobiFon, which originate from differences in functional currency remeasurement. Significant components of the Company's deferred tax assets and liabilities, which arose principally from MobiFon, are as follows:

	2003	2002
Deferred tax assets
Carrying value of liabilities in excess of their tax value	1,060	4,428
Deferred tax liabilities
Carrying value of assets in excess of their tax value	(8,748)	(7,707)
Net deferred tax liabilities	$ (7,688)	$ (3,279)

The reconciliation of income tax computed at the statutory tax rates in The Netherlands with income tax expense is as follows:

	2003	2002	2001

Tax at statutory rate of 35%	$41,687	$25,507	$25,001
Differences in effective rate attributable to income taxes
of other countries	(15,208)	(10,943)	(7,503)
Difference related to the non-consolidated loss at corporate level
eliminated through tax consolidation	11,542	12,317	—
Differences related to assets and liabilities re-measured
from local currency into the functional currency and other
permanent differences	11,889	6,115	4,005

Valuation allowance	—	(724)	(21,503)
Income tax expense	$ 49,910	$ 32,272	$ —

As permitted by Dutch law, the Company will file a consolidated tax return with ClearWave N.V., and as a result, no income tax deduction will be allowed for the interest charged on the loan from ClearWave N.V., since it will be offset by corresponding interest income in ClearWave N.V. At corporate level, the Company accounts for its income tax as if prepared on a separate return basis and as a result would provide for any tax assets that would result from its corporate tax losses.

11. Supplementary Information on Consolidated Statements of Cash Flows

	2003	2002	2001
Changes in operating assets and liabilities
Trade debtors	$ (14,785)	$ (3,725)	$ (8,449)
Inventories	(2,049)	(695)	(450)
Prepaid expenses and other current assets	(1,207)	(6,575)	8,677
Accounts payable — trade (including taxes)	7,068	(10,922)	12,092
Accounts payable — TIW Group	81	(358)	174
Accrued liabilities	24,367	(654)	1,775
Deferred revenues	3,558	1,423	8,583
	$ 17,033	$ (21,506)	$ 22,402
Other cash flow information
Interest paid	19,891	23,855	30,579
Income tax paid	39,380	24,431	—
Significant non cash investing activities:
Partial settlement on the acquisition of 5.67% in 2001
[2000 — 4.23%] of MobiFon's outstanding shares
[See Note 4]	—	—	17,297

12. Segmented Information

As at December 31, 2003, the Company has one reportable segment: wireless operations in Romania.

13. Related Party Transactions

The consolidated financial statements include fees and costs charged to the Company for technical service provided by companies within the TIW group of related companies [the "TIW Group"]. These fees and costs represented principally compensation of the TIW Group's employees involved directly in the Company's operations in areas such as engineering, information technology, marketing, human resource, finance and administration and other costs incurred by the TIW Group on behalf of the operational subsidiaries. These fees and costs included with selling, general and administrative expenses amount to $3.1 million in 2003 and $2.3 million in each of 2002 and 2001 respectively. In 2003, the Company also advanced $5.1 million to ClearWave to cover expenses incurred at the corporate level, in accordance with the terms of the indenture governing the Company's Senior Notes; this advance is non interest bearing and has no fixed repayment terms.

Prior to the issuance of the Notes [see Note 7] the loan from the parent company bore interest at 7% annually and was repayable on demand but no later than March 27, 2007. In 2003, interest expense of $53.8 million [$35.2 million in 2002 commencing on the loan creation date of March 28, 2002] was expensed and accreted on this loan. In addition the Company charged its parent company $17.0 million in 2003 for the tax benefits obtained through filing a consolidated tax return as described further in Note 7.

14. Other Commitments and Contingencies

Commitments under Long-term Operating Leases and Supply Contracts

The future minimum lease payments under operating leases, relating primarily to properties and sites, over the next five years, are as follows:

2004..	15,359
2005..	15,919
2006..	15,776
2007..	14,556
2008..	11,667
Total.	$ 73,277

Rental expenses amounted to $6.8 million, $6.1 and $5.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, according to the lease agreements with certain lessors, MobiFon is committed to issue bank guarantees in the aggregate value of $3.0 million in 2003, to cover the lessors against any proven claims for the Company's non-performance of its contractual obligations during the building construction period and lease term.

As of December 31, 2003, MobiFon had purchase commitments of approximately $15.2 million [2002 - $8.6] million with network equipment. MobiFon has also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period, which ever is shorter, that has commenced in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to the Company, and the Company agreed to lease out communication capacity to the power supplier over a minor portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimum cash payments, if any, will be made by either party. The estimated cost to the Company to enable the entire leased fiber to be utilized is $8.5 million of which $1.7 million has been incurred in 2003 and $3.4 million in 2002.

Under its site leases, MobiFon is generally committed to returning each site to its original state. The associated exit costs are expected to be insignificant because MobiFon estimates that most of its lease sites will be renewed at their expiry. Consequently, no provision has been recorded for asset retirement obligation and the associated exit costs will be provided for when such liabilities arise.

License agreement

MobiFon is committed to pay minimum annual spectrum fees of approximately $12.5 million. Starting in 2003 the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined.

Regulatory environment

In the normal course of business, MobiFon's actions are subjected to scrutiny by various regulatory agencies, which, from time to time, may initiate administrative proceedings or investigations against MobiFon for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any such proceedings or investigations currently in progress will not be materially adverse to the Company.

15. Financial Instruments

Fair Value

The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, accounts payable, accrued liabilities, accrued interest payable and taxes payable approximate their fair values due to the short-term maturities of these instruments. The fair value of the loan from the parent company is not determinable because it cannot be determined when it will be reimbursed.

The fair value of the portion of MobiFon's senior credit facility for which the interest rate has been fixed approximates $100.9 million [$94.8 million in 2002]. The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transactions in Romania [See Note 16]. The fair value and effective interest rate of the MobiFon Holdings 12.5% Senior Notes, based on their trading on the over-the-counter market, were approximately $258.8 million and 9.4% respectively.

The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Derivative Financial Instruments

MobiFon entered into swap agreements during 1997, 1998 and 2000 which matured in April 2002. The associated net loss of $1.8 million recorded in Accumulated Other Comprehensive Income ("AOCI") within shareholder's equity as of December 31, 2001 has been entirely recognized in income in 2002 as interest expense. As further described in Note 7, during October 2002, MobiFon entered into swap agreements to fix the LIBOR portion of the interest on $130 million of variable interest rate debt through October 14, 2008. As of December 31, 2003, total unrealized losses, net of tax and minority interests, of approximately $1.1 million [2002 - $1.7 million] related to these swap agreements was recorded in AOCI since the Company's assessment of the hedging relationship revealed no ineffectiveness.

For the years ended December 31, 2003, 2002 and 2001, respectively, the change in the fair value of the Company's interest rate swaps totaled $1.1 million, $0.9 million and $0.7 million; the effect on Other Comprehensive Income, after accounting for minority interests' share of these changes, in 2003, 2002 and 2001 was $0.6 million, $0.1 million and $1.7 million, including, for 2001, a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001. The unrealized losses are included in long term liabilities.

A rollforward of Accumulated Other Comprehensive Income related to these hedges is provided below:

Balance as of December 31, 2000	—
Cumulative effect of adopting Statement 133	1,318
Net change in derivative fair value during the year	453
Balance as of December 31, 2001	1,771
Expiration of hedge in April 2002	(1,771)
Net change in derivative fair value during the year	1,726
Balance as of December 31, 2002	1,726
Net change in derivative fair value during the year	(644)
Balance as of December 31, 2003	1,082

Interest Rate Risk

The Company has exposure to interest rate risk for floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

Credit Risk

The Company has a limited concentration of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents and short-term investments are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

Currency Risk

MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian lei. As at December 31, 2003, the net monetary position held in Romanian Lei and expressed in U.S. dollars was $10.6 million [$13.3 million as at December 31, 2002].

16. Subsequent Events

Acquisition of MobiFon's Equity Interest

On February 10, 2004 the Company and TIW entered into definitive agreement pursuant to which the Company will acquire from a minority shareholder 5.9% of MobiFon in consideration for the issuance by TIW of 12,971,119 of TIW's common shares. As a result of this transaction, the Company's equity interest in MobiFon will increase from 57.7% to 63.5%. In consideration for the payment by TIW of the MobiFon shares on behalf of the Company, the Company will issue subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which will be assigned to ClearWave. The acquisition will be accounted for using the purchase method.

Sale and Lease Back Financing - MobiFon

On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as capital leases [see Notes 5 and 7]. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

17. Comparative Figures

Certain comparative figures were reclassified to conform to the presentation adopted in 2003.